Exhibit 21
List of Subsidiaries of Majesco
Name	State/Country of Organization or Incorporation
Majesco Canada Ltd.	Canada
Majesco Software and Solutions Inc	New Jersey
Majesco Sdn. Bhd	Malaysia
Majesco UK Limited	United Kingdom
Majesco (Thailand) Co., Ltd.	Thailand
Majesco Software and Solutions India Private Limited	India
Cover-All Systems Inc.	Delaware
Majesco Singapore	Singapore